HARBOR FINANCIAL SERVICES, LLC
FINANCIAL STATEMENTS

December 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-41965

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   1/1/2018   AND ENDING   12/31/2018
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Harbor Financial Services, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

RSA Battle House Tower, 11 North Water Street, Ste 21290
(No. and Street)

Mobile	**AL**	**36602**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hopkins   **603-216-8933**
                                                        (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Goldman & Company CPAs PC
(Name - if individual, state last, first, middle name)

3535 Roswell Road - Suite 32	**Marietta**	**GA**	**30062**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Marc Whitehead, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Harbor Financial Services, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President & CEO
Title

Subscribed and sworn to before me this 1st day of March 2019

[signature]
Notary Public

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARBOR FINANCIAL SERVICES, LLC
Financial Statements for the Year Ended December 31, 2018
Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Harbor Financial Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Harbor Financial Services, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Harbor Financial Services, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Harbor Financial Services, LLC's management. Our responsibility is to express an opinion on Harbor Financial Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Harbor Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 27, 2019

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

HARBOR FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2018

ASSETS

Cash and cash equivalents	$	1,334,727
Commissions receivable		197,646
Receivables from reps		91,022
Accounts receivables		73,161
Property and equipment, at cost, less accumulated depreciation and amortization of 80,499		12,982
Prepaid expenses and other assets		102,984
Total assets	$	1,812,522

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Commissions payable	$	408,331
Accounts payable and accrued expenses		147,220
Total liabilities		555,551
Members' equity		1,256,971
Total liabilities and members' equity	$	1,812,522

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Harbor Financial Services, LLC (the "Company"), an Alabama limited liability company organized in December 2004, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and other various exchanges. The Company acts primarily as a broker in municipal securities, government securities, corporate debt and equity securities, equity trading on a fully disclosed basis, options, life insurance and annuities, mutual funds and investment advisory services. The Company's office is located in Mobile, Alabama.

Basis of Presentation: The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Income Taxes: The Company is taxed as a partnership. Therefore the income or losses of the Company flow through to the members and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Revenue Recognition: On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") using the modify retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. The adoption od ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2018or net income for the preceding year-end. Services within the scope of ASC 606 include,

a. Investment Advisory, Investment Brokerage (including income earned on riskless principal transaction)
b. Mutual fund and 12b-1 fees

Refer to Revenue Recognition Note: Revenue from Contracts with Customers for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Revenue from Contracts with Customers:

Investment Advisory Fees:

The Company earns Investment Advisory Fees from its contracts with brokerage customers to manage assets for investment, and/or to tranact on their accounts. The Investment Advisory Fees are primarily earned over time as the Company provides the contracted quarterly services and are generally assessed based on a tiered scale of the market value od assets under management (AUM) at month-end.

Investment Brokerage Fees (Gross):

The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than it sells it. The riskless principal revenue is earned at the time the transaction is executed.

Mutual Fund (pooled investment vehicles) and 12b1 fees:

Mutual Funds or pooled investment vehicles (collectively,"funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Receivables from Representatives: The Company records receivables from representatives at net realizable value. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. At December 31, 2018 the Company did not have an allowance for doubtful accounts as all receivable amounts are deemed to be fully collectible.

Commissions Receivables: Represents amount due from its clearing broker, 12b-1 fees, and insurance commissions, all of which is considered collectible.

Accounts Receivables: Represents receivable from an insurance claim, registered representatives for rent, and overhead, all of which is considered collectible.

Compensated Absences: Employees of the Company are entitled to paid absences based on length of service. It is impractical to estimate the amount of compensation for future absenses, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees and that all accrued compensatory time is non-vested upon termination.

Property and Equipment: Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the asset which is estimated to be between three and seven years.

Subsequent Events: The Company has performed an evaluation of subsequent events through February 27, 2019, the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NOTE B - NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $888,042, which was $788,042 more than its required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was .63 to 1.0.

NOTE C - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE D - FURNITURE AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

December 31, 2018		
Furniture and office equipment	$	93,481
Accumulated depreciation		(80,499)
Property and equipment, net	$	12,982

Depreciation expense for the year ended December 31, 2018 was $1,121.

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations under operating leases with initial noncancelable terms in excess of one year.

2019	$	91,746
2020		92,881
2021		94,016
2022		95,151
2023		96,286
2024		16,079
	$	486,159

Rent expense for 2018 totaled $123,858 and is included in the occupancy expense line item on the Statement of Operations.

The Company is involved in an arbitration matter that it feels has no merit and no accrual has been made recorded on the financial statements

Rental income is from rent charged to the Company's registered representatives. It is included in other income on the statement of operations.

NOTE F - PROFIT SHARING PLAN

The Company has a defined contribution 401(k) plan, open to all employees who have at least one year of service and are age twenty one or older, subject to a minimum threshold of one thousand hours worked per calendar year. The Plan provides for a 100% match on the first 3% of employee compensation contributed, then 50% match on the next 2% of compensation contributed as defined by the Plan document. The Company's matching contribution to the Plan totaled approximately $17,630 in 2018 and is included in compensation and benefits of the statement of operations. Additional amounts may be